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                                                                      EXHIBIT 20

                             NABORS INDUSTRIES, INC.
                         AMENDED NOTICE OF REDEMPTION*


                                TO THE HOLDERS OF
                 5% CONVERTIBLE SUBORDINATED NOTES DUE 5/15/2006

                         REDEMPTION DATE: JULY 15, 1999
             CONVERSION RIGHT EXPIRES 5:00 P.M., NEW YORK CITY TIME
                               DATE: JULY 14, 1999
                             CUSIP NO. 629568-AA-4*

         NABORS INDUSTRIES, INC. (the "Company"), hereby notifies you that it has elected to call for redemption on July 15, 1999 (the "Redemption Date"), pursuant to the provisions of the Indenture, dated as of May 15, 1996 (the "Indenture"), between the Company and HSBC Bank USA (formerly Marine Midland
Bank), as Trustee (the "Trustee"), as supplemented by Supplemental Indenture No. 1, dated as of May 15, 1996 (the "Supplemental Indenture"), all of its outstanding 5% Convertible Subordinated Notes due 2006 (the "Notes") at a redemption price of $1,035 per $1,000 principal amount of Notes (the "Redemption Price"), together with accrued and unpaid interest from May 15, 1999 to the Redemption Date. The Redemption Price will become due and payable on the Redemption Date upon surrender of the Notes to the Trustee and Conversion Agent with respect to the Notes at the address set forth in this Notice. Interest on the Notes called for redemption will cease to accrue from and after the Redemption Date (unless the Company shall default in the payment of the Redemption Price, including accrued interest). All Notes outstanding and called for redemption as of the close of business on the Redemption Date will be deemed to be redeemed by the Company, whether or not they have been surrendered for redemption. Unless otherwise used herein, capitalized terms are used herein as defined in the Indenture and the Supplemental Indenture.

         ALTERNATIVE ELECTION TO RECEIVE COMMON STOCK

         As an alternative to receiving the Redemption Price in the form of cash consideration, at any time prior to 5:00 p.m., New York City time, on July 14, 1999, a holder may elect to have Notes converted into shares of the Company's Common Stock, par value $.10 per share (the "Common Stock"), upon surrender of the Notes (along with a properly executed conversion notification in compliance with the Indenture and the Supplemental Indenture) to the Trustee, at the address set forth in this Notice. The number of shares of Common Stock issuable upon conversion of the Notes is determined by dividing the principal amount of the Notes to be converted by the conversion price of $18.125 per share. Based on the foregoing formula, each $1,000 in aggregate principal amount of Notes is convertible into 55.1724 shares of the Company's Common Stock. Notes are convertible in whole or in part in any integral multiple of $1,000. Cash will be paid in lieu of any fractional share of the Company's Common Stock issuable upon conversion. No payment or adjustment will be made for accrued interest on a converted Note. ALL NOTES NOT SURRENDERED FOR CONVERSION INTO COMMON STOCK PRIOR TO 5:00 P.M., NEW YORK CITY TIME ON JULY 14, 1999, WHEN THE CONVERSION RIGHT EXPIRES, WILL BE DEEMED TO BE REDEEMED BY THE COMPANY FOR CASH AT THE REDEMPTION PRICE ON THE REDEMPTION DATE, WHETHER OR NOT THEY HAVE BEEN SURRENDERED FOR REDEMPTION.

         If you convert your Notes into Common Stock, you will receive, as promptly as practicable, stock certificate(s) for the number of shares issuable as a result of your conversion along with a check for the payment of any fractional shares.

         At approximately 12:02 p.m., New York City time, on June 30, 1999, the last reported sales price for the Common Stock on the American Stock Exchange was $24.25 per share. Based on this price, the aggregate market value of Common Stock issuable upon conversion of each $1,000 principal amount of Notes was $1337.93.

* This Amended Notice of Redemption is being issued to advise holders of
  Notes about an agreement entered into on July 7, 1999 between the Company and Warburg Dillon Read LLC providing for the purchase by Warburg Dillon Read, under certain terms and conditions, of up to 50% of the shares of the Common Stock that would have been issuable on conversion or redemption of the Notes. This Amended Notice of Redemption does not change any material terms of the original Notice of Redemption.
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         THE REDEMPTION PRICE PLUS ACCRUED INTEREST IS $1,043.33. IF YOU CONVERT
YOUR NOTES INTO COMMON STOCK PRIOR TO THE REDEMPTION DATE, THE VALUE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL BE GREATER THAN THE REDEMPTION PRICE PLUS ACCRUED INTEREST AS LONG AS THE MARKET PRICE OF THE COMMON STOCK IS GREATER THAN $18.91 PER SHARE.

         YOU ARE URGED TO OBTAIN CURRENT-MARKET PRICES FOR THE COMMON STOCK.

         In summary, you have the following three alternatives with respect to your Notes:

         1. Prior to 5:00 p.m., New York City time, on July 14, 1999, when the conversion right expires, you may convert your Notes into Common Stock. This alternative is available only if the Trustee receives your Notes and your properly completed and executed conversion notification in compliance with the Indenture and Supplemental Indenture prior to 5:00 p.m., New York City time, on July 14, 1999.

         2. You may surrender your Notes for redemption at the Redemption Price of $1,035.00 plus accrued interest, for each $1,000 principal amount of Notes. All Notes outstanding as of the close of business on the Redemption Date will be deemed to be redeemed by the Company, whether or not they have been surrendered for redemption. However, you must surrender the Notes to the Trustee on or after the Redemption Date to collect the Redemption Price, plus accrued interest to the Redemption Date.

         3. You may sell your Notes in the open market through customary brokerage facilities or otherwise. If you wish to sell your Notes, you should consult with your own financial advisor regarding the opportunities and consequences of such a sale.

         You are urged to consult with your own tax advisor concerning the tax consequences of such sale.

         To convert your Notes or receive the Redemption Price, plus accrued interest, you must surrender your Notes (along with a properly completed and executed conversion notification if you wish to convert your Notes) to the Trustee as follows:

                              (BY HAND OR BY MAIL)
                              HSBC Bank USA
                              Corporate Trust Operations
                              140 Broadway, A Level
                              New York, NY 10005-1180

         THE METHOD OF DELIVERY OF THE NOTES IS AT THE OPTION AND RISK OF THE HOLDER OF SUCH NOTES AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY HSBC BANK USA.

         On July 7, 1999, Nabors entered into an agreement with Warburg Dillon Read LLC that provides for Warburg Dillon Read to purchase up to 50% of the shares of Nabors' common stock that would have been delivered upon conversion of the Notes, subject to certain terms and conditions. Attached are a prospectus and a prospectus supplement prepared in connection with the redemption and this arrangement. Additional copies of this Notice of Redemption, the prospectus and the prospectus supplement may be obtained from HSBC Bank USA at 140 Broadway, A level, New York, New York 10005-1180 (telephone (212) 658-5931).

                                         NABORS INDUSTRIES, INC.

DATED:  JUNE 30, 1999, AS AMENDED
        JULY 7, 1999


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IMPORTANT TAX INFORMATION

         Under the Interest and Dividend Tax Compliance Act of 1983, the paying agent is required to withhold 31% of the payment unless it is provided with a valid taxpayer identification number certified on IRS Form W-9.

         *No representation is made as to the correctness of the CUSIP number either as printed on the Note or as contained herein.


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